[Letterhead of Squire, Sanders and Dempsey L.L.P.]

April 28, 2009

HNI Corporation
408 East Second Street
Muscatine, Iowa 52761

Ladies and Gentlemen:

Reference is hereby made to the opinion of counsel (the "Opinion") delivered in connection with the Registration Statement on Form S-3 and Amendment No. 1 thereto (as amended, the "Registration Statement") filed by HNI Corporation, an Iowa corporation (the "Corporation") relating to the proposed sale by the Corporation from time to time of the Securities (as defined in the Opinion).  In accordance with the letter dated March 23, 2009 from the Securities and Exchange Commission (the "SEC") in connection with the Registration Statement, we hereby confirm that we concur with the SEC's understanding that references in the Opinion to the Iowa Business Corporation Act include the statutory provisions and all applicable provisions of the Iowa Constitution and any reported judicial decisions interpreting such laws.

Very truly yours,

/s/ SQUIRE, SANDERS & DEMPSEY L.L.P.